BYLAWS
OF
VEDX SOLUTIONS INCORPORATED

ARTICLE I
SHAREHOLDER MEETINGS

1.1   **Shareholder Meetings.**   At least one shareholder meeting will be held each calendar year. The Board of Directors will determine the time and date of such meetings and provide notice to shareholders. The primary purpose of these meetings shall be to update shareholders on products, strategic developments, and financial health of the business, and to approve or reappoint members of the Board of Directors.

1.2   **Special Meetings**.   Special meetings of the shareholders, for any purposes, unless otherwise prescribed by statute, may be called by the Chair or the majority of Board of Directors.

1.3   **Place of Meetings**.   Meetings of the shareholders shall be held at any place in or out of Oregon designated by the Board of Directors.

1.4   **Meeting by Telephone Conference**.   Shareholders may participate in an annual or special meeting by, or conduct the meeting through, use of any means of communications by which all shareholders participating may simultaneously hear each other during the meeting, except that no meeting for which a written notice is sent to shareholders may be conducted by this means unless the notice states that participation in this manner is permitted and describes how any shareholder desiring to participate in this manner may notify the Corporation.

ARTICLE II
BOARD OF DIRECTORS

2.1   **Number and Term**.   The number of directors of the Corporation shall be at least one and no more than seven. Within this range, the initial number of directors shall be one and the number of directors shall otherwise be determined from time to time by the Board of Directors. The directors shall be divided into three classes, designated as Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board of Directors. Except as otherwise provided in the Articles of Incorporation, each director shall serve for a term of three years. Notwithstanding the foregoing, each director shall hold office until such director's successor shall have been duly elected, designated or appointed, and qualifies, re-elected for another term, or until such director's earlier death, resignation or removal.

2.2   **Regular Meetings**.   A regular meeting of the Board of Directors shall be held without notice other than this Bylaw a week before, and at the same place as the annual meeting of shareholders, which can be a virtual meeting.

2.3   **Special Meetings**.   Special meetings of the Board of Directors may be called by the President or any two directors. The person or persons authorized to call special meetings of

the Board of Directors may fix any place in or out of Oregon as the place for holding any special meetings of the Board of Directors called by them.

2.4 **Notice**. Notice of the date, time, and place of any special meeting of the Board of Directors shall be given at least 24 hours prior to the meeting by notice communicated in person, by telephone, email, other form of wire or wireless communication, mail or private carrier. If written, notice shall be effective at the earliest of (a) when received, (b) three days after its deposit in the United States mail, as evidenced by the postmark, if mailed postpaid and correctly addressed, or (c) on the date shown on the return receipt, if sent by registered or certified mail, return receipt requested and the receipt is signed by or on behalf of the addressee. Notice by all other means shall be deemed effective when received by or on behalf of the director.

ARTICLE III
OFFICERS

3.1 **Appointment**. The Board of Directors at its first meeting following its election each year shall appoint a President and a Secretary. The Board of Directors or the President may appoint any other officers, assistant officers, and agents. Any executive officers appointed by the President must be approved by the Board of Directors within 30 days of an appointment. Any two or more offices may be held by the same person. For purposes of clarification, the following company management positions are considered "executive officers" and require approval by the Board of Directors pursuant to the foregoing sentence: Chief Executive Officer (CEO); Chief Operating Officer (COO); Chief Strategy Officer (CSO); Chief Marketing Officer (CMO); Chief Technology Officer (CTO); Chief Financial Officer (CFO); Chief People Officer (CPO); VP of Business Development and Operations; VP of Partner Relations; VP of Country Operations (multiple); VP of Government and Enterprise Relations; VP of Research and Development; and VP of Market Development.

3.2 **Compensation**. The Corporation may pay its officers reasonable compensation for their services as fixed from time to time by the Board of Directors or by the President with respect to officers appointed by the President.

3.3 **Term**. The term of office of all officers commences upon their appointment and continues until their successors are appointed or until their resignation or removal.

3.4 **Removal**. Any officer or agent appointed by the Board of Directors, or the President may be removed by the Board of Directors at any time with or without cause. Any officer or agent appointed by the President may be removed by the President at any time with or without cause.

3.5   **President/Chair**: Unless otherwise determined by the Board of Directors, the Board Chair shall be the chief executive officer of the Corporation and, subject to the control of the Board of Directors, shall be responsible for the general operation of the Corporation. The President shall have any other duties and responsibilities prescribed by the Board of Directors. Unless otherwise determined by the Board of Directors, the President shall have authority to vote any shares of stock owned by the Corporation and to delegate this authority to any other officer.

3.6   **Vice Presidents**. Each Vice President shall perform duties and responsibilities prescribed by the Board of Directors or the President. The Board of Directors or the President may confer a special title upon a Vice President.

3.7   **Secretary**. The Secretary shall record and keep the minutes of all meetings of the directors and shareholders and perform any duties prescribed by the Board of Directors or the President.

3.8   **Treasurer**. The treasurer shall review and report on the finances of the company and work with CFO or accountant on advising, and perform any duties prescribed by the Board of Directors or the President.

ARTICLE IV
ISSUANCE OF SHARES

4.1   **Adequacy of Consideration**. The authorization by the Board of Directors of the issuance of shares for stated consideration shall evidence a determination by the Board that such consideration is adequate.

4.2   **Certificates for Shares**. Certificates representing shares of the Corporation shall be signed, either manually or in facsimile, by two officers of the Corporation, at least one of whom shall be the President or a Vice President.

ARTICLE V
AMENDMENTS

These Bylaws may be amended or repealed, and new Bylaws may be adopted by the Board of Directors or the shareholders of the Corporation.

Adopted: December 2, 2022